July 15, 2005

FILE BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 4561

Washington, DC 20549

Attention: Angela Jackson

TransCommunity Financial Corporation

Dear Sir or Madam:

This letter responds to the staff’s letter to William C. Wiley, dated July 8, 2005, regarding the Form 10-KSB for 2004 filed March 30, 2005, and the 10-KSB/A filed by TransCommunity Financial Corporation (the “Company”) May 16, 2005 (File No. 0-33355).

Pursuant to discussions with the staff, the Company has filed this date an amendment no. 2 to its report on Form 10-KSB for 2004, in which it has revised and restated Item 8A, “Controls and Procedures.” The revised Item 8A reflects the reevaluation of the Company’s certifying officers that the Company’s disclosure controls and procedures were not effective at December 31, 2004. The Company also has filed this date an amendment to its Form 10-QSB for the quarter ended March 31, 2005, revising Item 3, “Controls and Procedures,” in a similar manner.

The Company believes these filings respond to and address the various questions and issues presented in the staff’s letter of July 8.

If there are further questions, however, please feel free to contact the undersigned at (804) 697-1214.

Sincerely,

/s/ F. Claiborne Johnston, Jr.
F. Claiborne Johnston, Jr.

ATLANTA  •  HONG KONG  •  LONDON  •  NEW YORK  •  NORFOLK  •  RALEIGH

RICHMOND  •  TYSONS CORNER  •  VIRGINIA BEACH  •  WASHINGTON, D.C.